Exhibit 12.0

BANC OF CALIFORNIA, INC.

FIXED CHARGE CALCULATION

(Dollars in thousands)

	Three months ended December 31,				Year ended December, 31,
	2013		2012		2013		2012		2011		2010		2009
Ratio of earnings to fixed charges: (1)
Excluding interest on deposits	3.86	x	-0.36	x	1.49	x	2.44	x	(1.58	x)	2.25	x	0.47	x
Including interest on deposits	1.94	x	0.36	x	1.19	x	1.54	x	0.48	x	1.34	x	0.84	x
Ratio of earnings to combined fixed charges and preferred stock dividends: (2)
Excluding interest on deposits	2.42	x	-0.27	x	2.31	x	1.47	x	(0.91	x)	1.45	x	0.35	x
Including interest on deposits	1.62	x	0.30	x	1.37	x	1.23	x	0.42	x	1.17	x	0.77	x

(1)	The ratios of earnings to fixed charges for both excluding and including interest on deposits were less than one-to-one for the three months ended December 31, 2012 and the years ended December 31, 2011 and 2009. Earnings were insufficient to cover fixed charges by $2.0 million, $3.2 million and $2.8 million, respectively, for those periods.
(2)	The ratios of earnings to fixed charges and preferred stock dividends both excluding and including interest on deposits were less than one-to-one for the three months ended December 31, 2012 and the years ended December 31, 2011 and 2009. Earnings were insufficient to cover fixed charges by $2.6 million, $4.1 million and $4.5 million, respectively, for those periods.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENT

	Three months ended December 31,		Year ended December, 31,
	2013	2012	2013	2012	2011	2010	2009
	($ in thousands)
Earnings:
1. Income (loss) before income taxes	$8,837	$(1,640)	$7,339	$6,111	$(3,024)	$3,861	$(2,694)
2. Add: Interest expense	7,454	2,769	23,282	8,479	6,037	10,788	17,976

3. Earnings including interest on deposits	16,291	1,129	30,621	14,590	3,013	14,649	15,282
4. Less: Interest expense on deposits	5,665	1,675	16,051	5,960	4,989	7,933	12,799

5. Earnings excluding interest on deposits	$10,626	$(546)	$14,570	$8,630	$(1,976)	$6,716	$2,483
Fixed charges:
6. Interest expense (Line 2)	$7,454	$2,769	$23,282	$8,479	$6,037	$10,788	$17,976
7. Interest portion on rental expense	963	405	2,532	1,025	202	124	124

8. Including interest on deposits and capitalized interest	8,417	3,174	25,814	9,504	6,239	10,912	18,100
9. Less interest expense on deposits (Line 4)	5,665	1,675	16,051	5,960	4,989	7,933	12,799

10. Total fixed charges, excluding interest on deposits	$2,752	$1,499	$9,763	$3,544	$1,250	$2,979	$5,301
Fixed charges and preferred stock dividends:
11. Interest expense (Line 2)	$7,454	$2,769	$16,051	$8,479	$6,037	$10,788	$17,976
12. Interest portion on rental expense	963	405	2,532	1,025	202	124	124
13. Preferred stock dividends	1,640	547	3,767	2,343	921	1,655	1,729

14. Including interest on deposits, capitalized interest and preferred stock dividends	10,057	3,721	22,350	11,847	7,160	12,567	19,830
15. Less interest expense on deposits (Line 4)	5,665	1,675	16,051	5,960	4,989	7,933	12,799

16. Total fixed charges and preferred stock dividends, excluding interest on deposits	$4,392	$2,046	$6,299	$5,887	$2,171	$4,634	$7,031
Ratio of earnings to fixed charges:
Excluding interest on deposits (Line 5 divided by Line 10)	3.86	(0.36)	1.49	2.44	(1.58)	2.25	0.47
Including interest on deposits (Line 3 divided by Line 8)	1.94	0.36	1.19	1.54	0.48	1.34	0.84
Defficiency	$—	$2,045	$—	$—	$3,226	$—	$2,818
Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits (Line 5 divided by Line 16)	2.42	(0.27)	2.31	1.47	(0.91)	1.45	0.35
Including interest on deposits (Line 3 divided by Line 14)	1.62	0.30	1.37	1.23	0.42	1.17	0.77
Defficiency	$—	$2,592	$—	$—	$4,147	$—	$4,548